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                                                                    EXHIBIT 99.1



                                  PRESS RELEASE
                            No. Tel. 60/PR110/UHI/03




BANDUNG, FEBRUARY 6TH, 2003, With reference to recent media articles regarding PT Telkomsel's IPO, we hereby state that TELKOM has not declared any formal statement regarding the issue.

Telkomsel IPO is subject to certain conditions, including Telkomsel shareholder approval.




[SETIAWAN SULISTYONO SIGNATURE]
SETIAWAN SULISTYONO
Head of Investor Relations

For further information please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK.

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BANDUNG:                                     JAKARTA:
PHONE: 62-22-4527337                         PHONE: 62-21-5215109
FAX  : 62-22-7104743                         FAX  : 62-21-5220500
E-mail: investor@telkom.co.id
WEBSITE: www.telkom.co.id
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